LANIER [LOGO]

For more information contact:                           LANIER WORLDWIDE, INC.
Bradford L. Nelson                                      2300 Parklake Drive, NE
Vice President, Investor Relations                      Atlanta, GA USA  30345
Lanier Worldwide, Inc.                                  Telephone 770-496-9500
770-621-1076
BNELSON@LANIER.COM                                      WWW.LANIER.COM
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                                                           For Immediate Release


                               DRAFT 1.5 11/29/00

                       LANIER WORLDWIDE INC. SIGNS MERGER
                       AGREEMENT TO BE ACQUIRED BY RICOH

                  $3 TENDER OFFER TO BE MADE FOR LANIER SHARES


Atlanta, GA, U.S.A., November 29, 2000 -- Lanier Worldwide, Inc. (NYSE: LR) today announced that it has signed a definitive merger agreement with Ricoh Company, Ltd., a leading provider of office automation solutions. Under the terms of the merger agreement, a subsidiary of Ricoh will commence a cash tender offer on or prior to December 13, 2000, for all the outstanding shares of common stock of Lanier at a price of $3 per share. Following completion of the tender offer and receipt of Lanier stockholder approval, if required, Lanier will merge with a subsidiary of Ricoh and each share of Lanier common stock not tendered in the tender offer will be converted into the right to receive $3 in cash. As a result of the merger, Lanier will become a wholly owned subsidiary of Ricoh.

The Board of Directors of Lanier has unanimously approved the merger agreement. In addition, Harris Corporation, the owner of approximately 10% of the outstanding shares of Lanier common stock, has agreed to tender its shares in the tender offer. Closing of


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the tender offer and merger are subject to the completion of the sale of
Lanier's voice products business discussed below and to customary terms and conditions, including the tender of shares by Lanier stockholders holding a majority of the outstanding shares on a fully diluted basis and receipt of all necessary government approvals, including expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Act and approval of European Union antitrust authorities.

Lanier also announced that it has entered into an agreement to sell its voice products business to Platinum Equity, LLC, a privately held information technology company. To ensure a smooth transition, Lanier will provide transition services to the new voice products company for a fee. All current Lanier voice products employees will be offered employment with this new company, which will be known as [Lanier Healthcare, Inc.] the voice products sale is scheduled to close upon government approval under the Hart-Scott-Rodino Act.

"We are excited about the tremendous opportunity this merger creates for our customers, employees, and stockholders", said Wesley E. Cantrell, Chairman of the Board and Chief Executive Officer of Lanier. "Ricoh has been an outstanding manufacturing partner for Lanier, providing us with excellent digital color and black & white copier/printers. We believe we can leverage the quality products and technology of Ricoh with the worldwide distribution, professional services offerings, and customer service excellence of Lanier to provide our customers with the very best in document management solutions."


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"We are also excited that the voice products business has both excellent financial backing and a quality management team in place. We are confident that this new company will continue to bring outstanding technology solutions and services to its customers," Cantrell added.

The Robinson-Humphrey Company, LLC is acting as financial advisor to Lanier in connection with the merger. Wasserstein Perella & Co., Inc. and Nomura Corporate Advisors Co., Ltd. are acting as financial advisors to Ricoh in connection with the merger.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Lanier. At the time the subsidiary of Ricoh Company, Ltd. commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and Lanier will file a Solicitation/ Recommendation Statement with respect to the offer. THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available


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to all stockholders of Lanier, at no expense to them. The Tender Offer Statement
(including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Ricoh with the SEC) and the Solicitation/ Recommendation Statement will also be available free at the SEC's Web site at http://www.sec.gov. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information.

About Lanier

With 1,600 sales and service locations worldwide, Lanier Worldwide, Inc. and its dealer and distributor network form one of the largest global providers of document management solutions. Every day, Lanier and its dealers and distributors help customers in more than 100 countries create, enhance and distribute high-quality documents with greater speed, efficiency and economy. Lanier maintains an intense customer focus--called Customer Vision(R)--and employs DOCutivity(R), a document lifecycle approach designed to improve business productivity. Lanier's comprehensive document management solutions portfolio includes digital color copier/printers, black-and-white digital copier/printers, multifunction devices, print-on-demand applications and a variety of outsourcing services. Lanier also develops specialized solutions for the healthcare and real estate industries. Lanier was founded in 1934, and is headquartered in Atlanta, Georgia, U.S.A.


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About Ricoh

Ricoh Company, Ltd., of Japan, is a leading provider of office automation solutions, with more than 67,300 employees worldwide and sales in excess of $14 billion in 2000. Ricoh Company is a recognized pioneer in the development of network-connected digital multifunctional document systems and is a top supplier of diversified office automation equipment and electronics.

This press release contains "forward-looking" statements within the meaning of the federal securities laws. These forward-looking statements can be identified by reference to words such as "expect," "believe," "anticipate", "plan", or similar expressions and involve risks and uncertainties, including, but not limited to, insufficient shares being tendered by Lanier stockholders, the sale of the voice products business not being completed, or non-occurrence of other conditions required for completion of the tender offer, delays in the closing date of this transaction, the inability to successfully integrate Lanier's business with that of Ricoh and other factors which could cause Lanier's actual results to differ materially from those projected in such forward--looking statements. Additional information concerning such factors is contained in Lanier's Registration Statement on Form 10, as amended, filed with the SEC on October 22, 1999, Lanier's reports filed from time to time with the SEC and the Tender Offer Statement, all of which are, or in the case of the Tender Offer Statement will be, available from the SEC.

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Note: For further information, please contact Brad Nelson, Vice President,
Investor Relations of Lanier, at 770-621-1076 or James MacLennan, Executive Vice President and Chief Financial Officer of Lanier at 770-621-1078.